Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-268801

PROSPECTUS SUPPLEMENT NO. 1 DATED AUGUST 11, 2023

(to the Prospectus dated August 10, 2023)

23,517,773 Shares of Common Stock

Up to 2,992,045 Shares of Common Stock Issuable Upon Exercise of the Warrants Up to 2,992,045 Warrants

This prospectus supplement no. 1 amends and supplements the prospectus dated August 10, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-268801) relating to the resale of (i) up to 23,517,773 shares of our common stock, par value $0.0001 per share (“Common Stock”), including, up to 4,000,000 shares of Common Stock that may be resold by White Lion Capital, LLC, a Delaware limited liability company (“White Lion”) following issuance by us to White Lion pursuant to a Common Stock Purchase Agreement, dated November 3, 2022 (as amended, the “White Lion Purchase Agreement”), and (ii) up to 2,992,045 warrants consisting of 2,500,000 private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Ignyte Acquisition Corp. and 492,045 warrants (the “PIPE Warrants” and together with the Private Placement Warrants, the “Private Warrants”) issued in connection with the PIPE Financing (as defined in the Prospectus). This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is being filed solely to remove the “red herring” language that was inadvertently included on the cover page of the Prospectus.

Our Common Stock is currently listed on the “Pink” tier of the OTC Markets Group, Inc. (the “OTC Markets”) under the symbol “PKBO.” On August 10, 2023, the closing price of our Common Stock was $0.84 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2023

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268801

PROSPECTUS

23,517,773 Shares of Common Stock

Up to 2,992,045 Shares of Common Stock Issuable Upon Exercise of the Warrants

Up to 2,992,045 Warrants

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of (i) up to 23,517,773 shares of our common stock, par value $0.0001 per share (“Common Stock”), including, up to 4,000,000 shares of Common Stock that may be resold by White Lion Capital, LLC, a Delaware limited liability company (“White Lion”) following issuance by us to White Lion pursuant to a Common Stock Purchase Agreement, dated November 3, 2022 (the “White Lion Purchase Agreement”), and (ii) up to 2,992,045 warrants consisting of 2,500,000 private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Ignyte (as defined below) and 492,045 warrants (the “PIPE Warrants” and together with the Private Placement Warrants, the “Private Warrants”) issued in connection with the PIPE Financing (as defined below).

The 23,517,773 shares of our Common Stock included in this prospectus include (i) up to 4,000,000 shares that may be resold by White Lion, 50,200 shares of which were issued to White Lion as described below based on a price per share of $4.98, 412,763 shares of which were issued to White Lion as described below based on a price per share of $0.54 and 3,537,037 shares may be sold by the Company to White Lion under the White Lion Purchase Agreement at a discount of 2%-15% to the publicly traded price of our Common Stock, (ii) 17,295,044 shares issued to stockholders of Peak Bio Co., Ltd in connection with the Business Combination (as defined below) and are described below as Target Consideration Shares under “Prospectus Summary” which were originally purchased at prices ranging from approximately $0.17 per share to $8.05 per share after giving effect to the exchange ratio in the Business Combination, (iii) 1,437,500 shares originally purchased by Ignyte Sponsor LLC (the “Sponsor”) at a price per share of approximately $0.02 (the “Founder Shares”), (iv) 579,079 shares described below under “Prospectus Summary” as the PIPE Shares and in the following paragraph, and (v) 206,150 shares issued as compensation for services at a per share price of approximately $5.18.

With respect to the PIPE Shares (i) 50,000 shares were purchased at $10.00 per share and included no warrant coverage and (ii) 529,079 shares included warrant coverage in order to provide purchasers with a more attractive price as follows. For each of the 529,079 PIPE Shares purchased for $10.00 that included warrant coverage, the purchaser received 0.93 warrants with an exercise price of $0.01 per warrant. Thus, with the combination of 529,079 PIPE Shares purchased for $10.00 per share and 492,045 PIPE Warrants with an exercise price of $0.01 per share, the equated price per share following exercise is approximately $5.18 ($10.01 divided by 1.93 shares).

In regard to the additional 2,992,045 shares of our Common Stock subject to this prospectus, those shares consist of (i) 2,500,000 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, which were originally issued at a price of $1.00 per warrant and have an exercise price of $11.50, and (ii) 492,045 shares of Common Stock that are issuable upon the exercise of the PIPE Warrants. In regard to the PIPE Warrants, we will receive proceeds in the amount of $0.01 per warrant exercised. With respect to the 2,500,000 Private Placement Warrants, we will receive proceeds in the amount of $11.50 per warrant exercised. For further details, please see “The Offering” below.

In connection with the Business Combination, the holders of 5,159,287 shares of common stock of Ignyte Acquisition Corp. (renamed to Peak Bio, Inc. following the closing of the Business Combination) (the “Ignyte Common Stock”) exercised their right to redeem their shares for cash at a redemption price of approximately $10.07, for an aggregate redemption amount of approximately $51,978,834. On December 29, 2022, the Company purchased 375,939 shares of its Common Stock at a price of $10.115 per share following the exercise of an investor’s right to sell up to 450,000 shares of Common Stock under a previously disclosed forward share purchase agreement entered into on October 25, 2022 (the “Forward Purchase Agreement”). Those 375,939 shares of Common Stock have been retired. As a result of that exercise, funds in the amount of $4,551,750 being held in escrow in connection with the Forward Purchase Agreement were distributed as follows: $749,127 to us and $3,802,623 to the investor.

After giving effect to the above redemptions and repurchases, the Target Consideration Shares that may be offered for resale pursuant to this prospectus represent approximately 83% of the shares outstanding as of July 11, 2023.

The majority of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Company’s Common Stock. The sale of all the securities being offered in this prospectus, or the perception that these sales could occur, could result in a significant decline in the public trading price of our securities. For instance, Hoyoung Huh, MD, PhD, the Company’s founder and director, will have control over 40% of the outstanding shares of the Company’s Common Stock will be able to sell any or all of such shares for so long as the registration statement of which this prospectus forms a part is available for use. Despite such a decline in the public trading price of our securities, the Selling Securityholders may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices described above and the public trading price of our securities. Based on the closing price of the Company’s Common Stock of $0.84 on July 14, 2023, Dr. Huh (who controls over 7.9 million shares, of which approximately 6.03 million shares he purchased for approximately $0.17 per share) would experience a potential profit of approximately $6.0 million and the holders of the Founder Shares (which were purchased for $0.02 per share), would experience a potential profit of approximately $1.2 million.

In connection with the Business Combination, the Company also issued 1,750,967 options to purchase our Common Stock in exchange for stock options previously held in Peak Bio Co., Ltd. 1,525,334 of these stock options are vested as of July 14, 2023 and have exercise prices ranging from $0.51 to $8.05 per share.

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Private Warrants.

Our Common Stock is currently listed on the “Pink” tier of the OTC Markets Group, Inc. (the “OTC Markets”) under the symbol “PKBO.” On August 10, 2023, the closing price of our Common Stock was $0.84. Our Common Stock and public warrants (the “Public Warrants” and together with the Private Warrants, the “Warrants”) have been suspended from trading on the Nasdaq Capital Market for failure to meet certain initial listing requirements. For more details, please see our risk factor relating to the Nasdaq delisting beginning on page 68 of this prospectus and “Prospectus Summary–Recent Developments.” We urge prospective purchasers of our Common Stock to obtain current information about the market prices for our Common Stock.

The shares of Common Stock and the shares of Common Stock issuable upon exercise of the Private Warrants held by the Selling Securityholders (including White Lion), when sold, will be offered and sold by the Selling Securityholders (including White Lion) at a fixed price per share of $1.30, until our Common Stock is quoted on a national securities exchange, the OTC Markets’ “OTCQB” or “OTCQX” tiers, and thereafter the shares of Common Stock and the shares of Common Stock that are issuable upon exercise the Private Warrants may be sold publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus, however, we will receive proceeds from our sale of shares of Common Stock to White Lion and exercise of the Warrants (described below), when applicable. A further description of the terms of the White Lion Purchase Agreement is set forth below under “Prospectus Summary–Background” and under “Plan of Distribution”. The exercise price of the PIPE Warrants is $0.01 per share, and we expect them to be exercised. The exercise price of the Private Placement Warrants and our Public Warrants is $11.50. We believe the likelihood that Private Placement Warrant holders and Public Warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock, the last reported sales price for which was $0.84 per share on July 14, 2023. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants will be unlikely to exercise their warrants. However, assuming the exercise in full of all of the Private Placement Warrants and Public Warrants for cash, we will receive up to an aggregate of approximately $61.8 million. We provide more information about how the Selling Securityholders may sell their shares of Common Stock or Warrants in the section entitled “Plan of Distribution.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Common Stock involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2023.